SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Interlink Electronics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

458751104
(CUSIP Number)

July 20, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458751104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Potomac Capital Management LLC 13-3984298

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Limited Liability Company formed under the laws of the State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,320,689

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,320,689

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
The Reporting Persons own an aggregate of 2,320,689 shares consisting of 1,991,324 shares of common stock and 329,365 warrants to purchase common stock, representing in the aggregate 15.75% of the issued and oustanding shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 15.75%

12.	Type of Reporting Person (See Instructions) HC; OO (Limited Liability Corporation)

CUSIP No. 458751104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Potomac Capital Management Inc. 13-3984786

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Corporation formed under the laws of the State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,320,689 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,320,689 shares of common stock

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
The Reporting Persons own an aggregate of 2,320,689 shares consisting of 1,991,324 shares of common stock and 329,365 warrants to purchase common stock, representing in the aggregate 15.75% of the issued and oustanding shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 15.75%

12.	Type of Reporting Person (See Instructions) HC; CO

CUSIP No. 458751104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul J. Solit

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,100 shares of common stock

	6.	Shared Voting Power 2,320,689 shares of common stock

	7.	Sole Dispositive Power 10,100

	8.	Shared Dispositive Power 2,320,689 shares of common stock

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
The Reporting Persons own an aggregate of 2,330,789 shares consisting of 2,001,424 shares of common stock and 329,365 warrants to purchase common stock, representing in the aggregate 15.82% of the issued and oustanding shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 15.82%

12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 458751104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Potomac Capital Partners, LP 13-3984299

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Limited Partnership formed under the laws of the State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 959,490 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 959,490 shares of common stock

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
The Reporting Persons own an aggregate of 959,490 shares consisting of 823,790 shares of common stock and 135,700 warrants to purchase common stock, representing in the aggregate 6.78% of the issued and oustanding shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.78%

12.	Type of Reporting Person (See Instructions) HC; OO (Limited Liability Corporation)

Item 1.
(a)	Name of Issuer Interlink Electronics, Inc.
(b)	Address of Issuer's Principal Executive Offices 546 Flynn Road Camarillo, CA 93012

Item 2.
(a)	Name of Person Filing Potomac Capital Management LLC
(b)	Address of Principal Business Office or, if none, Residence 825 Third Avenue 33rd Floor New York, New York 10022
(c)	Citizenship Limited Liability Company formed under the laws of the State of New York.

(a)	Name of Person Filing Potomac Capital Management Inc.
(b)	Address of Principal Business Office or, if none, Residence 825 Third Avenue 33rd Floor New York, New York 10022
(c)	Citizenship Corporation formed under the laws of the State of New York.

(a)	Name of Person Filing Paul J. Solit
(b)	Address of Principal Business Office or, if none, Residence c/o Potomac Capital Management LLC 825 Third Avenue 33rd Floor New York, New York 10022
(c)	Citizenship U.S. Citizen
(a)	Name of Person Filing Potomac Capital Partners, LP
(b)	Address of Principal Business Office or, if none, Residence 825 Third Avenue 33rd Floor New York, New York 10022
(c)	Citizenship Limited Partnership formed under the laws of the State of Delaware
(d)	Title of Class of Securities Common Stock, par value $0.00001 per share
(e)	CUSIP Number 458751104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
POTOMAC CAPITAL MANAGEMENT LLC POTOMAC CAPITAL MANAGEMENT INC.
	(a)	Amount beneficially owned: 2,320,689 shares of common stock
	(b)	Percent of class: 15.75%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
(ii)
Shared power to vote or to direct the vote   2,320,689 shares consisting of 1,991,324 shares of common stock and 329,365 warrants to purchase common stock, representing in the aggregate 15.75% of the issued and oustanding shares.

		(iii)	Sole power to dispose or to direct the disposition of 0
(iv)
Shared power to dispose or to direct the disposition of  2,320,689 shares consisting of 1,991,324 shares of common stock and 329,365 warrants to purchase common stock, representing in the aggregate 15.75% of the issued and oustanding shares.

PAUL J. SOLIT
	(a)	Amount beneficially owned: 2,330,789 shares of common stock
	(b)	Percent of class: 15.82%.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 10,100
		(ii)	Shared power to vote or to direct the vote 2,330,789 shares consisting of 2,001,424 shares of common stock and 329,365 warrants to purchase common stock
		(iii)	Sole power to dispose or to direct the disposition of 10,100
		(iv)	Shared power to dispose or to direct the disposition of 2,320,689 shares consisting of 1,991,324 shares of common stock and 329,365 warrants to purchase common stock

POTOMAC CAPITAL PARTNERS, LP
	(a)	Amount beneficially owned: 959,490 shares
	(b)	Percent of class: 6.78%.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote : 959,490 shares consisting of 823,790 shares of common stock and 135,700 warrants to purchase common stock
		(iii)	Sole power to dispose or to direct the disposition of : 0
		(iv)	Shared power to dispose or to direct the disposition of : 959,490 shares consisting of 823,790 shares of common stock and 135,700 warrants to purchase common stock

Item 5.	Ownership of Five Percent or Less of a Class
If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following    [    ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Exhibit A attached hereto.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 22nd day of August, 2007

POTOMAC CAPITAL MANAGEMENT LLC

By:	/s/ Paul J. Solit
Paul J. Solit, Managing Member

POTOMAC CAPITAL MANAGEMENT INC.

By:	/s/ Paul J. Solit
Paul J. Solit, President

PAUL J. SOLIT

By:	/s/ Paul J. Solit
Paul J. Solit

POTOMAC CAPITAL PARTNERS, LP

By:	/s/ Paul J. Solit
Paul J. Solit, Managing Member of the General Partner

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A    Identification of entities which acquired the shares which are the subject of this report on Schedule 13G

Exhibit B     Joint Filing Agreement dated August 22, 2007 among Potomac Capital Management LLC, Potomac Capital Management, Inc. and Paul J. Solit